UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Silverbox Corp III

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

82836N206**

(CUSIP Number)

February 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**See Item 2(e)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82836N206	13G	Page 2 of 7

1.	Names of Reporting Person: Wealthspring Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,602,700
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,602,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,602,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.6%
12.	Type of Reporting Person (See Instructions) IA; PN

CUSIP No. 82836N206	13G	Page 3 of 7

1.	Names of Reporting Person: Matthew Simpson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,602,700
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,602,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,602,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.6%
12.	Type of Reporting Person (See Instructions) IN; IA; HC

CUSIP No. 82836N206	13G	Page 4 of 7

1.	Names of Reporting Person: David Gallers
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,602,700
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,602,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,602,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.6%
12.	Type of Reporting Person (See Instructions) IN; IA; HC

CUSIP No. 82836N206	13G	Page 5 of 7

Item 1.

(a)	Name of Issuer.

SilverBox Corp III

(b)	Address of Issuer’s Principal Executive Offices.

1250 S. Capital of Texas Highway

Building 2, Suite 285

Austin, TX 78746

Item 2.

(a)-(c)	Name of Persons Filing, Address of Principal Business Office, Citizenship

This statement is being jointly filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”). The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(i)	Wealthspring Capital LLC, a Delaware limited liability company (“Wealthspring”);

(ii)	Matthew Simpson, who is a United States citizen and a manager of Wealthspring; and

(iii)	David Gallers, who is a United States citizen and a manager of Wealthspring.

The principal business address for Wealthspring and for each of Messrs. Simpson and Gallers is 2 Westchester Park Drive, Suite 108, West Harrison, NY 10604.

(d)	Title and class of securities covered by this statement:

Class A Common Stock, $0.0001 par value

(e)	CUSIP Number:

As of the date of this Schedule 13G, a CUSIP number for the Issuer’s Class A Common Stock is not available. The CUSIP number for the Units which include the Class A Common Stock is 82836N206.

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act;

☐	Bank as defined in section 3(a)(6) of the Act;

☐	Insurance company as defined in section 3(a)(19) of the Act;

☐	Investment company registered under section 8 of the Investment Company Act of 1940;

☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 82836N206	13G	Page 6 of 7

☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________

Item 4.	Ownership

(a)	Each of Wealthspring Capital LLC, Mr. Simpson and Mr. Gallers may be deemed to beneficially own 1,602,700 ordinary shares.

(b)	The number of shares that each of Wealthspring Capital LLC, Mr. Simpson and Mr. Gallers may be deemed to beneficially own constitutes approximately 11.6% of the ordinary shares outstanding.

(c)	Number of shares as to which such person has

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,602,700

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,602,700

Item 5..	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: □

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Wealthspring Capital LLC’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this statement. No one other person’s interest in the securities reported herein is more than 5%.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classifications of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 82836N206	13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2023

Wealthspring Capital LLC

By:	/s/ Matthew Simpson	/s/ Matthew Simpson
Name:	Matthew Simpson	Matthew Simpson
Its:	Manager

/s/ David Gallers
David Gallers

EXHBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of March 9, 2023 by and among Wealthspring Capital LLC, Matthew Simpson and David Gallers.